As You Sow
311 California Street, Suite 510
San Francisco CA 94104

June 12, 2007

                               Vote FOR Proposal 5

                 Urge Bed Bath & Beyond Management to Attend to
                 Toxicity Issues in Products Sold in its Stores


Dear Fellow Bed Bath & Beyond Shareholder,

We are writing to urge you to vote in favor of Proposal 5 on the Bed Bath & Beyond proxy ballot. The proposal asks the management to report on how it is handling emerging issues of toxic materials in products sold in its stores.

Numerous products sold in Bed Bath & Beyond, as well as in the company's Harmon beauty products division, contain materials which raise concerns regarding potential health or environmental impacts that we believe could lead to significant financial or reputational risks. Examples of the materials of concern include polyvinyl chloride (PVC), phthalates, bisphenol A, and perfluorooctanoic acid (PFOA) -- chemicals known to cause or to have been associated with cancer, developmental harm to children, or other health concerns.

In its opposition statement to the resolution, the management has stated that "these matters are most appropriately addressed by informed legislators and regulators." Despite the fact that the company feels the "concerns raised in the proposal are real," the opposition statement gives the impression that the management is unwilling to tackle these issues beyond initial steps such as monitoring and complying with regulations. This position is in sharp contrast to how the company is addressing the issue of climate risk raised in Proposal 3. In that response the company has provided a detailed description of its planning (above and beyond legal compliance) to reduce greenhouse gases including specific plans and numbers.

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We also find this response by management to be a disturbing neglect of its duties to seize opportunities and reduce risks associated with these issues. By contrast, other retailers, from Wal-Mart and McDonald's to several smaller retailers, have adopted more proactive policies. We urge you to vote YES on the proposal in order to encourage management to more proactively manage these issues in the Bed Bath & Beyond supply chain.

Following are some of the key issues that the proponents believe pose serious financial and legal risks to the company and are of concern to us, as shareholders:

PVC ADDITIVES AND ENVIRONMENTAL ISSUES: PVC is often produced with the use of toxic stabilizers - such as lead, cadmium and organotins. These additives may leach, flake or outgas from PVC over time; a review of the scientific literature demonstrates these compounds have the potential to cause or exacerbate lead poisoning, damage brain development, reduce cognitive ability and IQ of children, cancer, suppress immunity, and disrupt the endocrine system. Thus it is reasonable to conclude that these compounds, if they are contained in PVC products sold in Bed Bath & Beyond stores, may pose legal or reputational risks to the company. Out of concern for PVC's possible toxic effects, prominent retailer Ikea has eliminated PVC from its products, except for casings around electrical wires.

Although regulations are emerging on PVC (PVC has been banned or restricted in Canada, the Czech Republic, Germany, South Korea, Spain, and Sweden) awaiting government restrictions in relevant markets may not be an optimal business strategy. In 2006, multiple retailers were embarrassed by a recall of children's PVC lunchboxes containing excessive levels of lead. In an effort to get ahead of and avoid the reputational and other problems associated with such enforcement efforts, Wal-Mart has announced a "preferred substances policy" pursuant to which it will proactively address chemicals about which scientific concerns have been raised, even where regulatory action has not been taken.

In addition to product toxicity concerns, PVC also poses environmental challenges at the point of production and disposal. Dioxin, ethylene dichloride and vinyl chloride are unavoidably created in the production and disposal of PVC, and when they are released to the workplace or the environment, the scientific literature demonstrates that these substances may cause severe health problems (variously evidenced to cause or exacerbate cancer, endocrine disruption, endometriosis, neurological damage, birth defects, impaired child development and reproductive and immune system damage).

SPOTLIGHT SHINING ON PFOA RISKS AND EXPOSURES: Perfluorooactooanoic Acid (PFOA) is used to produce stain and grease resistant coatings including in carpets, cookware and food packaging. In June 2006, the majority of EPA's Science Advisory Board identified PFOA as a likely carcinogen. Canadian, Australian, and European regulators are contemplating restrictions due to PFOA's potential role in birth defects, cancers and other concerns. PFOA exposure appears to be widespread. For example, researchers at Johns Hopkins University reported earlier this year that they found PFOA in 100% of 297 serum samples collected in 2004 and 2005 from the umbilical cords of children born in Baltimore. Previously, just prior to eliminating its own PFOA production, the 3M Company found PFOA in the blood of 96% of the 598 children it studied across the United States.

Retailers including Wal-Mart and McDonald's have announced their intent to seek products which use safer alternatives to PFOA-based products or packaging. A class action lawsuit seeking $5 billion in damages against DuPont alleges failure to disclose health risks, including alleged emissions of PFOA, from Teflon products. Products such as coated carpets may contain no PFOA initially, but related chemicals present in the products may degrade to PFOA in use.

COSMETICS SECTOR SENSITIVITY TO CONSUMER SAFETY CONCERNS: Cosmetic products have come under scrutiny due to common ingredients in U.S. products including phthalates--which have been linked to liver and kidney damage, asthma, and malformed or underdeveloped reproductive organs in males--and the carcinogen formaldehyde, found in shampoos, mouthwash and nail hardeners. Legislation recently enacted in California is requiring increasing ingredient disclosure and media stories have prompted growing consumer attention. Signaling their sensitivity to consumer concern about the safety of cosmetics products, more than 550 manufacturers of cosmetics, including prominent retailer The Body Shop, have signed "The Compact for Safe Cosmetics", which commits the companies to implementing substitution plans to replace hazardous materials with safer alternatives and to publicly report on progress to meet these goals.

A growing portion of consumers are shopping with strong awareness of these toxicity concerns. A failure of our company to rise to the challenge may cause those consumers to look to other competing retailers for consumer goods selected with more sensitivity to these issues.

Thus while many retailers and manufacturers are acting proactively on these issues, making their preferences to avoid problematic materials well known to their suppliers, the management of Bed Bath & Beyond has responded to Proposal 5 by stating that it does not believe "shareholders would be well served by diverting resources" to these issues.

We believe the available evidence demonstrates, to the contrary, that a more detailed review of this issue is needed by the management. A report such as that requested by shareholder Proposal 5 could begin to answer some of the very substantial questions raised in the management's opposition statement. For instance, given the management's response, it is reasonable for shareholders to want to know:

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o    Which, if any, product lines or categories sold in Bed Bath & Beyond stores may be affected by potential product toxicity concerns?

o What are the options for new initiatives that management can or will take to respond to this public policy and marketplace challenge?

Vote YES on shareholder Proposal 5 to urge better disclosure of our company's product safety challenges.

     This communication is not a proxy solicitation, and As You Sow will not accept any proxies.